UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VNET Group, Inc.
(Name of Subject Company (Issuer))
VNET Group, Inc.
(Name of Filing Person (Issuer))

0.00% Convertible Senior Notes due 2026
(Title of Class of Securities)
90138V AB3
(CUSIP Number of Class of Securities)
Qiyu Wang
Chief Financial Officer
VNET Group, Inc.
Guanjie Building, Southeast 1st Floor 10# Jiuxianqiao East Road
Chaoyang District
Beijing, 100016
The People’s Republic of China
Phone: (86) 10 8456-2121
Facsimile: (86) 10 8456-4234
with copy to:
James C. Lin, Esq.
Gerhard Radtke, Esq.
Davis Polk & Wardwell
c/o 19th Floor, The Hong Kong Club Building
3A Chater Road
Central, Hong Kong
(852) 2533 3300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Amendment No. 3 (this “Amendment No. 3”) further amends and supplements the Tender Offer Statement on Schedule TO that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) by VNET Group, Inc. (the “Company”) on December 28, 2023, as subsequently amended and supplemented by the Amendment No. 1 filed with the Commission on January 16, 2024 and the Amendment No. 2 filed with the Commission on January 24, 2024 (as so amended and supplemented, the “Schedule TO”) to purchase for cash on the Repurchase Date, at the option of the Holders, the Company’s 0.00% Convertible Senior Notes due 2026 (the “Notes”), upon the terms and subject to the conditions set forth in the Repurchase Right Notice to Holders of the Notes, dated as of December 28, 2023 (together with any amendments or supplements thereto, the “Repurchase Right Notice”), filed as Exhibit (a)(1) to the Schedule TO.
Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule TO.
This Amendment No. 3 further amends and supplements the Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No. 3 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
ITEM 11.   ADDITIONAL INFORMATION.
Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:
The Repurchase Right expired at 5:00 p.m. (New York City time) on Tuesday, January 30, 2024 (the “Repurchase Expiration Time”). The Company has been advised by Citibank, N.A., as the Paying Agent, that pursuant to the terms of the Repurchase Right, US$600,000,000 aggregate principal amount of the Notes were validly surrendered for repurchase and not withdrawn as of the Repurchase Expiration Time. The Company has accepted all of the surrendered Notes for repurchase pursuant to the terms of the Repurchase Right and has transmitted the Repurchase Price in the aggregate amount of US$600,000,000 to the Paying Agent for distribution to the Holders that had exercised their Repurchase Right. Following settlement of the Repurchase Price, all the Notes will be cancelled and there will be no outstanding Notes.
ITEM 12.   EXHIBITS.
(a) Exhibits.
(a)(1)*	Repurchase Right Notice to Holders of 0.00% Convertible Senior Notes due 2026 issued by the Company, dated as of December 28, 2023.
(a)(1)(A)*	Amendment No. 1 to the Repurchase Right Notice to Holders of 0.00% Convertible Senior Notes due 2026 issued by the Company, dated as of January 16, 2024.
(a)(1)(B)*	Amendment No. 2 to the Repurchase Right Notice to Holders of 0.00% Convertible Senior Notes due 2026 issued by the Company, dated as of January 24, 2024.
(a)(5)(A)*	Press Release issued by the Company, dated as of December 28, 2023.
(a)(5)(B)†	Press Release issued by the Company, dated as of January 31, 2024.
(b)(1)*
CNH200,000,000 Term Facility Agreement (with increase option), dated January 15, 2024 among the Company, VNET Group Limited, CNCB (Hong Kong) Investment Limited, as original lender, and CNCB (Hong Kong) Investment Limited, as arranger, facility agent and security agent.

(d)(1)*
Indenture dated January 26, 2021 between the Company and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 2.7 from the Company’s annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021).

(d)(2)*	Supplemental Indenture dated April 20, 2021 between the Company and Citicorp International Limited, as trustee.
(d)(3)*
Investment Agreement dated November 16, 2023 by and among the Company, Investor A and Investor B (incorporated by reference to Exhibit 99.2 from the Company’s current report on Form 6-K (File No. 001-35126), initially filed with the Commission on November 16, 2023).

(d)(4)*
Investor Rights Agreement dated November 16, 2023 by and among the Company, Investor A and Investor B (incorporated by reference to Exhibit 99.3 from the Company’s current report on Form 6-K (File No. 001-35126), initially filed with the Commission on November 16, 2023).

(d)(5)*	Voting and Consortium Agreement dated November 16, 2023 by and among Mr. Sheng Chen, GenTao, Personal Group, Fast Horse, Sunrise, Investor A and Investor B.
(g)	Not applicable.
(h)	Not applicable.
(b) Filing Fee Exhibit.
†	Filing Fee Table.

*
Previously filed.

†
Filed herewith.

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)*	Repurchase Right Notice to Holders of 0.00% Convertible Senior Notes due 2026 issued by the Company, dated as of December 28, 2023.
(a)(1)(A)*	Amendment No. 1 to the Repurchase Right Notice to Holders of 0.00% Convertible Senior Notes due 2026 issued by the Company, dated as of January 16, 2024.
(a)(1)(B)*	Amendment No. 2 to the Repurchase Right Notice to Holders of 0.00% Convertible Senior Notes due 2026 issued by the Company, dated as of January 24, 2024.
(a)(5)(A)*	Press Release issued by the Company, dated as of December 28, 2023.
(a)(5)(B)†	Press Release issued by the Company, dated as of January 31, 2024.
(b)(1)*
CNH200,000,000 Term Facility Agreement (with increase option), dated January 15, 2024 among the Company, VNET Group Limited, CNCB (Hong Kong) Investment Limited, as original lender, and CNCB (Hong Kong) Investment Limited, as arranger, facility agent and security agent.

(d)(1)*
Indenture, dated as of January 26, 2021 between the Company and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 2.7 to the Company’s annual report on Form 20-F (File No. 001-35126) filed with the Securities and Exchange Commission on April 28, 2021).

(d)(2)*	Supplemental Indenture dated April 20, 2021 between the Company and Citicorp International Limited, as trustee.
(d)(3)*
Investment Agreement dated November 16, 2023 by and among the Company, Investor A and Investor B (incorporated by reference to Exhibit 99.2 from the Company’s current report on Form 6-K (File No. 001-35126), initially filed with the Commission on November 16, 2023).

(d)(4)*
Investor Rights Agreement dated November 16, 2023 by and among the Company, Investor A and Investor B (incorporated by reference to Exhibit 99.3 from the Company’s current report on Form 6-K (File No. 001-35126), initially filed with the Commission on November 16, 2023).

(d)(5)*	Voting and Consortium Agreement dated November 16, 2023 by and among Mr. Sheng Chen, GenTao, Personal Group, Fast Horse, Sunrise, Investor A and Investor B.
(b)†	Filing Fee Table

*
Previously filed.

†
Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
VNET Group, Inc.
By:
/s/ Qiyu Wang

Name:
Qiyu Wang

Title:
Chief Financial Officer

Dated: January 31, 2024